PRESS RELEASE

Alamos Consolidates Ownership of Lynn Lake Project
with Acquisition of Carlisle Goldfields

Toronto, Ontario (October 15, 2015) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos”) and Carlisle Goldfields Limited (TSX:CGJ) (“Carlisle”) are pleased to announce that they have entered into a definitive agreement (the “Agreement”) pursuant to an offer made by Alamos to acquire all issued and outstanding shares of Carlisle by way of a court-approved plan of arrangement (the “Arrangement”).

Under terms of the Agreement, Carlisle shareholders will receive: (i) 0.0942 of an Alamos common share for each Carlisle common share held, plus (ii) 0.0942 of a warrant to purchase Alamos common shares at an exercise price of C$10.00 with an expiration date of three years from closing. Not including the Alamos warrant, the share consideration represents a value of C$0.60 for each Carlisle common share based on Alamos’ closing price on October 14, 2015 on the Toronto Stock Exchange (“TSX”), a premium of 62% to Carlisle’s closing price on October 14, 2015, and a 117% premium to its 30-day volume-weighted average price (“VWAP”). Alamos currently owns 10.9 million shares of Carlisle, representing approximately 19.9% of Carlisle’s basic common shares outstanding. Excluding Alamos’ existing 19.9% ownership of Carlisle, and net of Carlisle’s current cash, total consideration for the acquisition is approximately US$22.1 million (C$28.5 million).

The number of shares to be issued by Alamos as part of the agreement is approximately 5.4 million, assuming conversion of in the money options and warrants, approximately 2% of Alamos’ current basic common shares outstanding. In addition, Carlisle shareholders will be issued approximately 5.4 million warrants in aggregate. Alamos will apply to list the warrants on the TSX.

Carlisle’s primary asset is the Lynn Lake gold project located in the highly prospective past producing gold camp in Lynn Lake, Manitoba, Canada. Lynn Lake is comprised of five near surface deposits which contain total measured and indicated mineral resources of 40.5 million tonnes grading 2.11 g/t for 2.75 million ounces of gold and total inferred mineral resources of 51.8 million tonnes grading 1.37 g/t for 2.28 million ounces. In February 2014, a positive preliminary economic assessment (“PEA”) was completed on the two primary deposits, the MacLellan Mine and the Farley Lake Mine, which detailed average annual production of 145,000 ounces of gold at all-in sustaining costs of C$644 per ounce over a 12 year mine life. The PEA outlined attractive economics with an after-tax internal rate of return (“IRR”) of 26% using a gold price assumption of US$1,100 per ounce.

As part of the November 2014 agreement with Carlisle, AuRico Gold (a predecessor to Alamos) acquired a 19.9% interest in Carlisle and a 25% interest in the Lynn Lake project with an option to earn up to a 60% interest in the project by spending C$20 million and delivering a definitive feasibility study on the project within a three year period.

“The Lynn Lake project represents an attractive, low-risk growth opportunity as a high grade, open pit project located in one of the best mining jurisdictions in the world. Given its potential for strong economics, the structure of the existing earn-in agreement and our commitment to advancing Lynn Lake, we are pleased to be able to consolidate our ownership of the project through our acquisition of Carlisle. This is a win for shareholders on both sides," said John A. McCluskey, President and Chief Executive Officer of Alamos.

“The proposed transaction represents a significant premium and mitigates substantial dilution risk for Carlisle shareholders in current markets" said Abraham Drost, Carlisle's President and Chief Executive Officer. “With the Alamos share and listed warrant consideration, Carlisle shareholders gain exposure to a dynamic, producing gold miner with a varied and promising international development portfolio that now, subject to the Carlisle shareholder vote, will also include the feasibility-level Lynn Lake development assets and exploration portfolio.”

Carlisle's Executive Chairman, Bruce Reid said, "With this proposed transaction, Carlisle shareholders gain welcomed leverage to the Alamos production profile. We are pleased to see Lynn Lake in the hands of a proven mine developer with strong ties to Canada through its Young-Davidson Mine near Kirkland Lake, Ontario."

Highlights of the Transaction

•	Consolidates 100% interest in the Lynn Lake gold project, a low cost, high grade open pit project with a large established mineral resource and strong exploration potential;

•
Diversifies and enhances Alamos’ development pipeline with average annual production potential of 145,000 ounces of gold at lowest quartile all-in sustaining costs from a favourable mining jurisdiction;

•	Carlisle shareholders receive an attractive premium of 62% to yesterday’s closing prices and 117% to the 30-day VWAP;

•	Carlisle shareholders gain access to the full suite of Alamos’ technical and financial resources to advance the Lynn Lake project through permitting and development; and

•
Carlisle shareholders gain exposure to Alamos’ diversified portfolio of producing operations and development projects and retain the ability to participate in future upside in the Lynn Lake project through their ownership of Alamos shares.

The Arrangement was negotiated between Alamos and Carlisle on an arm's-length basis. Carlisle formed an independent special committee comprising Jennifer Boyle (Chairman), Nick Tintor and Harold Shipes (the “Special Committee”). The Special Committee retained Haywood Securities Inc. (“Haywood”) as its financial adviser and independent valuator as required by MI 61-101. Dickinson Wright LLP are acting as legal counsel to Carlisle.

Haywood has provided a verbal opinion that, based upon and subject to certain assumptions, limitations, restrictions and qualifications, the consideration to be received by Carlisle shareholders, pursuant to the Arrangement is fair, from a financial point of view, to Carlisle’s shareholders, other than Alamos. In addition, under the supervision of the Special Committee, Haywood has prepared an independent valuation and has provided an oral opinion of the fair market value of the Carlisle common shares. The full text of the valuation, which sets forth the assumptions, qualifications and considerations in connection with the valuation, will be available for review on SEDAR.

The board of directors of Carlisle (with Alamos’ nominees abstaining) have unanimously approved the transaction and recommend that Carlisle shareholders vote in favour of the transaction. Each of the senior officers and directors of Carlisle have entered into lock-up agreements with Alamos pursuant to which each has agreed to vote in favour of the transaction, which together will represent approximately 12% of the issued and outstanding common shares of Carlisle.

The terms and conditions of the Agreement will also be disclosed in more detail in the Carlisle management information circular which is expected to be filed and mailed to Carlisle shareholders on or about November 2015, in anticipation of a special meeting of Carlisle shareholder to be held on or around December 16, 2015 (with a proposed record date of November 12, 2015). Completion of the transaction is subject to customary conditions, including court approvals, a favourable vote of (i) a majority of the Carlisle common shares voted at a special meeting of shareholders, other than shares held by Alamos and any other interested parties in the transaction; and (ii) at least 66 2/3% of the holders of Carlisle common shares voted at a special meeting of shareholders, and the receipt of all necessary regulatory and stock exchange approvals. The Agreement includes a customary non-solicitation clause and right to match covenants.

Macquarie Capital Markets Canada Ltd. is acting as Alamos’ financial advisor for this transaction and Torys LLP is acting as its legal counsel. Macquarie Capital Markets Canada Ltd. has provided an opinion to Alamos’ Board of Directors that, as of the date thereof and subject to the assumptions, limitations and qualifications set out therein, the transaction is fair, from a financial point of view, to the shareholders of Alamos.

Peter Karelse, P.Geo., Vice President, Exploration for Carlisle and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical content of this press release. The PEA was prepared by Tetra Tech in accordance with NI 43-101. The PEA is considered preliminary in nature. It includes inferred mineral resources estimates that are too speculative to have the economic considerations applied that would enable classifications as mineral reserves. There is no certainty that the conclusions within the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. For further information about the PEA see Carlisle Gold’s news release dated February 27, 2014.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

About Carlisle

Carlisle Goldfields Limited is a gold exploration and development company focused, together with its joint venture partner Alamos Gold Inc., on a definitive feasibility study (“DFS”) evaluation of the Lynn Lake Gold Camp in Lynn Lake, Manitoba, Canada. Carlisle previously completed NI 43-101 compliant mineral resource estimates on five (5) deposits within its Lynn Lake Gold Camp, four of which form the basis for the February, 2014 (www.sedar.com) Preliminary Economic Assessment (PEA) technical report (Farley Lake Mine Deposit, MacLellan Mine Deposit, Burnt Timber Mine Deposit, and Linkwood Deposit). A second PEA technical report filed in April, 2014 focused on an open pit mining and processing model for the historical Farley Lake Mine and MacLellan Mine deposits only.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons	Abraham Drost
Vice President, Investor Relations	President and CEO, Carlisle Goldfields Limited
Alamos Gold Inc.	(807) 252 7800
(416) 368-9932 x 5439	adrost@carlislegold.com
Bruce Reid
Executive Chairman, Carlisle Goldfields Limited
(647) 500 4495
br@carlislegold.com

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements", including information pertaining to completion of the acquisition by Alamos of Carlisle and the production potential of the Lynn Lake project. All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and reasonable assumptions of management, including receipt of approvals required for the acquisition by Alamos of Carlisle. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are asked to review the "Risk Factors" set out in Alamos Gold Inc.’s, AuRico Gold Inc’s and Carlisle Goldfields Limited’s Annual Information Forms and other filings available on SEDAR and EDGAR. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.